245 Summer Street Boston, MA 02210	Fidelity® Investments

October 18, 2024

VIA EDGAR

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Advisor Series VIII (the trust): File Nos. 002-86711 and 811-03855 Fidelity Advisor Value Leaders Fund (the fund(s)) Post-Effective Amendment No. 152

Dear Ladies and Gentlemen:

On behalf of Fidelity Advisor Series VIII (the “Registrant”), Post-Effective Amendment No. 152 (the “Amendment”) to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933 Act, as amended (the “Securities Act”), was electronically transmitted for filing pursuant to Rule 485(a) on October 16, 2024 (0000729218-24-000022). The Amendment has been filed solely for the purpose of implementing certain disclosure changes in connection with recent amendments to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Names Rule”).

We hereby request, in reliance upon Securities Act Release No. 6510 and Investment Company Act Release No. 13768 (February 15, 1984), that the Amendment receive selective review from the SEC and its Staff of the changes contained herein.  The Amendment reflects the implementation of changes in connection with amendments to the Names Rule, and, aside from the sections highlighted below, the fund’s prospectus(es) and SAI(s) are “not substantially different” from the disclosures that were previously filed in Post-Effective Amendment No. 151 (Accession No. 0000729218-23-000053) to the Trust’s registration statement on N-1A. The sections of the Amendment that include substantive differences from the prior disclosure include: (i) the Principal Investment Strategies sections of the Fund Summary section in the prospectus; and (ii) the Principal Investment Strategies and Description of Principal Security Types sections in the Investment Details section of the prospectus. We note that the Fee Table in the Fund Summary section and the Advisory Fee(s) section of the prospectus and Management Contract(s) section of the Statement of Additional Information reflect certain changes to the fund’s management contract that were effective March 1, 2024. These changes are similar to disclosure that was included in Post-Effective Amendment No. 158 to the registration statement on Form N-1A of Fidelity Securities Fund filed on August 1, 2024 under Rule 485(a), which registered Class A, Class C, Class M, Class I and Class Z shares of Fidelity Blue Chip Growth Fund and which was previously reviewed by the Staff. The Amendment is not being filed for the purpose of implementing these changes.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this Amendment.

Sincerely,

/s/Renée Fuller
Renée Fuller
Shareholder Reporting